

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Charles Lee
Chief Executive Officer
Natixis Commercial Mortgage Securities LLC
1251 Avenue of the Americas
New York, NY 10020

> **Re: Natixis Commercial Mortgage Securities LLC
> Registration Statement on Form SF-3
> Filed August 22, 2023
> File No. 333-274151**

Dear Charles Lee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance